HEAD OFFICE



03 MAY 29 AM 7:21

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

May 21, 2003

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



03022381

12g3-2 (b) filing number: 82-3636

Please find enclosed March 31, 2003 financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1*)*

Türkiye Garanti Bankası Anonim Şirketi

As of 31 March 2003, Unconsolidated Interim Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Review Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. Unconsolidated Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Review Report

The unconsolidated financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and the financial records of our Bank. Unless stated otherwise, the unconsolidated financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 31 March 2003; subject to independent review and enclosed.

Dr. A. Mahfi Eğilmez	**S. Ergun Özen**	**Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

1 Unconsolidated Financial Statements

1.1 Balance Sheet prepared as of 31 March 2003

Presented on pages 3 and 4.

1.2 Off-Balance Sheet Items prepared as of 31 March 2003

Presented on page 5.

1.3 Statement of Operations prepared for the three-month period ended 31 March 2003

Presented on page 6.

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 March 2003

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 March 2003)

	ASSETS	Footnotes	CURRENT PERIOD 31 March 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**5.1.1**	**27,911**	**446,551**	**474,462**	**728,932**	**504,988**	**1,233,920**
1.1	Cash in TL		27,724	-	27,724	31,989	-	31,989
1.2	Cash in foreign currency		-	80,544	80,544	-	150,761	150,761
1.3	Balances with the Central Bank of Turkey		102	353,154	353,256	696,915	337,439	1,034,354
1.4	Other		85	12,853	12,938	28	16,788	16,816
II.	**TRADING SECURITIES (Net)**	**5.1.2**	**43,478**	**831,859**	**875,337**	**346,353**	**1,195,592**	**1,541,945**
2.1	Public sector debt securities		43,478	716,957	760,435	346,353	1,076,792	1,423,145
2.1.1	Government bonds		37,031	716,957	753,988	297,327	888,830	1,186,157
2.1.2	Treasury bills		4,866	-	4,866	49,026	179,214	228,240
2.1.3	Other		1,581	-	1,581	-	8,748	8,748
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	114,902	114,902	-	118,800	118,800
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	**5.1.3**	**138,742**	**350,001**	**488,743**	**169,487**	**547,192**	**716,679**
3.1	Due from banks		138,742	350,001	488,743	169,487	547,192	716,679
3.1.1	Domestic banks		8,105	16,716	24,821	20,655	65,034	85,689
3.1.2	Foreign banks		130,637	333,285	463,922	148,832	482,158	630,990
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**	**5.1.4**	-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	**5.1.5**	**917,521**	**1,030,133**	**1,947,654**	**79,675**	**1,135,203**	**1,214,878**
5.1	Share certificates		20,299	-	20,299	24,241	-	24,241
5.2	Other securities		897,222	1,030,133	1,927,355	55,434	1,135,203	1,190,637
VI.	**LOANS**	**5.1.6**	**1,798,291**	**4,424,454**	**6,222,745**	**1,816,956**	**4,543,039**	**6,359,995**
6.1	Short term		1,549,182	1,723,559	3,272,741	1,478,190	1,606,058	3,084,248
6.2	Medium and long term		31,341	2,700,895	2,732,236	62,908	2,936,981	2,999,889
6.3	Loans under follow-up		344,978	-	344,978	404,109	-	404,109
6.4	Specific provisions (-)		(127,210)	-	(127,210)	(128,251)	-	(128,251)
VII.	**FACTORING RECEIVABLES**	**5.1.7**	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	**5.1.8**	**1,336,512**	**3,721,303**	**5,057,815**	**1,630,251**	**4,005,403**	**5,635,654**
8.1	Public sector debt securities		1,336,512	3,642,357	4,978,869	1,630,251	3,921,593	5,551,844
8.1.1	Government bonds		1,335,480	3,642,357	4,977,837	1,560,673	3,921,593	5,482,266
8.1.2	Treasury bills		1,032	-	1,032	69,578	-	69,578
8.1.3	Other		-	-	-	-	-	-
8.2	Other securities		-	78,946	78,946	-	83,810	83,810
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	**5.1.9**	**213,356**	**5,374**	**218,730**	**244,105**	**5,701**	**249,806**
9.1	Financial investments and associates		9,496	5,374	14,870	10,547	5,701	16,248
9.2	Non-Financial investments and associates		203,860	-	203,860	233,558	-	233,558
X.	**SUBSIDIARIES (Net)**	**5.1.10**	**808,773**	**274,577**	**1,083,350**	**813,832**	**287,002**	**1,100,834**
10.1	Financial subsidiaries		188,870	274,577	463,447	182,488	287,002	469,490
10.2	Non-Financial subsidiaries		619,903	-	619,903	631,344	-	631,344
XI.	**OTHER INVESTMENTS (Net)**	**5.1.11**	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	**5.1.12**	-	-	-	-	-	-
12.1	Gross finance lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**261,655**	**870,446**	**1,132,101**	**190,348**	**896,006**	**1,086,354**
XIV.	**MISCELLANEOUS RECEIVABLES**	**5.1.13**	**40,543**	**1,554**	**42,097**	**5,888**	**37,500**	**43,388**
XV.	**ACCRUED INTEREST AND INCOME**	**5.1.14**	**192,350**	**868,508**	**1,060,858**	**199,510**	**743,428**	**942,938**
15.1	Loans		48,054	191,320	239,374	42,206	214,799	257,005
15.2	Securities		123,355	674,950	798,305	127,626	526,012	653,638
15.3	Other		20,941	2,238	23,179	29,678	2,617	32,295
XVI.	**PROPERTY AND EQUIPMENT (Net)**	**5.1.15**	**1,315,042**	**3,259**	**1,318,301**	**1,343,045**	**3,651**	**1,346,696**
16.1	Cost		1,937,055	8,183	1,945,238	1,950,418	8,720	1,959,138
16.2	Accumulated Depreciation (-)		(622,013)	(4,924)	(626,937)	(607,373)	(5,069)	(612,442)
XVII.	**INTANGIBLE ASSETS (Net)**	**5.1.16**	**29,539**	-	**29,539**	**30,814**	-	**30,814**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		92,181	-	92,181	90,674	-	90,674
17.3	Accumulated Amortisation (-)		(62,642)	-	(62,642)	(59,860)	-	(59,860)
XVIII.	**OTHER ASSETS**	**5.1.17**	**425,425**	**16,909**	**442,334**	**464,272**	**19,584**	**483,856**
	TOTAL ASSETS		**7,549,138**	**12,844,928**	**20,394,066**	**8,063,468**	**13,924,289**	**21,987,757**

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 March 2003

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 March 2003)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 March 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**4,521,800**	**9,135,972**	**13,657,772**	**4,743,791**	**10,051,121**	**14,794,912**
1.1	Bank deposits		203,658	433,078	636,736	85,326	335,274	420,600
1.2	Saving deposits		2,365,787	-	2,365,787	2,214,380	-	2,214,380
1.3	Public sector deposits		84,676	-	84,676	5,945	-	5,945
1.4	Commercial deposits		1,729,609	-	1,729,609	2,289,059	-	2,289,059
1.5	Other institutions deposits		138,070	-	138,070	149,081	-	149,081
1.6	Foreign currency deposits		-	8,659,085	8,659,085	-	9,671,469	9,671,469
1.7	Precious metals vault accounts		-	43,809	43,809	-	44,378	44,378
II.	**INTERBANK MONEY MARKET**		**447,765**	**902,051**	**1,349,816**	**305,185**	**937,312**	**1,242,497**
2.1	Interbank money market takings		-	-	-	-	35,938	35,938
2.2	Istanbul Stock Exchange money market takings		120,000	-	120,000	-	-	-
2.3	Funds provided under repurchase agreements	5.2.2	327,765	902,051	1,229,816	305,185	901,374	1,206,559
III.	**FUNDS BORROWED**	5.2.3	**83,128**	**2,580,190**	**2,663,318**	**232,013**	**2,645,474**	**2,877,487**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		83,128	2,580,190	2,663,318	232,013	2,645,474	2,877,487
3.2.1	Domestic banks and institutions		83,128	44,388	127,516	232,013	46,394	278,407
3.2.2	Foreign banks, institutions and funds		-	2,535,802	2,535,802	-	2,599,080	2,599,080
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	***FUNDS***	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**35,008**	**4,431**	**39,439**	**48,531**	**4,153**	**52,684**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**97,079**	**395,654**	**492,733**	**137,496**	**512,229**	**649,725**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**33,282**	**36**	**33,318**	**37,624**	**45**	**37,669**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	5.2.10	**479**	**9,366**	**9,845**	**774**	**10,608**	**11,382**
10.1	Financial lease payables		479	9,366	9,845	774	10,608	11,382
10.2	Deferred financial lease expenses (-)		-	-	-	-	-	-
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**120,366**	**55,956**	**176,322**	**155,899**	**54,816**	**210,715**
11.1	Deposits		100,316	19,815	120,131	135,395	20,583	155,978
11.2	Borrowings		11,285	19,040	30,325	11,982	14,909	26,891
11.3	Repurchase agreements		4,059	1,388	5,447	397	768	1,165
11.4	Other		4,706	15,713	20,419	8,125	18,556	26,681
XII.	**PROVISIONS**	5.2.12	**198,312**	**5,180**	**203,492**	**218,855**	**5,457**	**224,312**
12.1	General provisions		35,400	2,253	37,653	37,145	2,425	39,570
12.2	Reserve for employee termination benefits		10,820	-	10,820	11,880	-	11,880
12.3	Provisions for income taxes		1,488	-	1,488	1,672	-	1,672
12.4	Other provisions		150,604	2,927	153,531	168,158	3,032	171,190
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	5.2.14	**1,862,441**	**(94,430)**	**1,768,011**	**1,872,056**	**14,318**	**1,886,374**
14.1	Paid-in capital		791,748	-	791,748	791,748	-	791,748
14.2	Supplementary capital		905,068	(94,430)	810,638	941,663	14,318	955,981
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund	5.11	(37,267)	(94,430)	(131,697)	1,625	14,318	15,943
14.2.4	Revaluation fund		2,140	-	2,140	2,140	-	2,140
14.2.5	Revaluation surplus		-	-	-	-	-	-
14.2.6	Other capital reserves		4,728	-	4,728	2,431	-	2,431
14.2.7	Capital reserves from inflation adjustments to paid-in capital		935,467	-	935,467	935,467	-	935,467
14.3	Profit reserves		98	-	98	317	-	317
14.3.1	Legal reserves		-	-	-	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		-	-	-	-	-	-
14.3.4	Other profit reserves		98	-	98	317	-	317
14.4	Profit or loss		165,527	-	165,527	138,328	-	138,328
14.4.1	Prior year income/loss		138,328	-	138,328	-	-	-
14.4.2	Current year income/loss		27,199	-	27,199	138,328	-	138,328
	TOTAL LIABILITIES AND EQUITY		**7,399,660**	**12,994,406**	**20,394,066**	**7,752,224**	**14,235,533**	**21,987,757**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 March 2003

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 March 2003)

OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 31 March 2003			PRIOR PERIOD 31 December 2002		
		TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**4,141,610**	**8,471,203**	**12,612,813**	**3,901,525**	**7,876,339**	**11,777,864**
I. GUARANTEES	**5.4.1**	**950,874**	**3,988,949**	**4,939,823**	**994,346**	**4,327,825**	**5,322,171**
1.1. Letters of guarantee		950,874	2,464,567	3,415,441	994,346	2,771,848	3,766,194
1.1.1. Guatantees subject to State Tender Law		950,874	-	950,874	994,346	-	994,346
1.1.2. Guarantees given for foreign trade operations		-	2,464,567	2,464,567	-	2,771,848	2,771,848
1.1.3. Other letters of guarantee		-	-	-	-	-	-
1.2. Banks loans		-	434,496	434,496	-	450,697	450,697
1.2.1. Import letter of acceptance		-	434,496	434,496	-	450,697	450,697
1.2.2. Other bank acceptances		-	-	-	-	-	-
1.3. Letters of credit		-	1,059,776	1,059,776	-	1,067,948	1,067,948
1.3.1. Documentary letters of credit		-	1,059,776	1,059,776	-	1,067,948	1,067,948
1.3.2. Other letters of credit		-	-	-	-	-	-
1.4. Prefinancing given as guarantee		-	21,766	21,766	-	22,957	22,957
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Securities issue purchase guatantees		-	-	-	-	-	-
1.7. Other guarantees		-	-	-	-	-	-
1.8. Other collaterals		-	8,344	8,344	-	14,375	14,375
II. COMMITMENTS	**5.4.2**	**2,823,344**	**6,845**	**2,830,189**	**2,859,410**	**7,306**	**2,866,716**
2.1. Irrevocable commitments		2,823,344	6,845	2,830,189	2,859,410	7,306	2,866,716
2.1.1. Asset purchase commitments		-	-	-	-	-	-
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitment to associates and subsidiaries		35,806	668	36,474	51,116	719	51,835
2.1.4. Loan granting commitments		-	-	-	-	-	-
2.1.5. Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for credit card limits		2,775,867	-	2,775,867	2,794,652	-	2,794,652
2.1.8. Other irrevocable commitments		11,671	6,177	17,848	13,642	6,587	20,229
2.1.9. Repurchase agreements		-	-	-	-	-	-
2.2. Revocable commitments		-	-	-	-	-	-
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS		**367,392**	**4,475,409**	**4,842,801**	**47,769**	**3,541,208**	**3,588,977**
3.1. Forward foreign currency buy/sell transactions	**5.4.3**	364,219	4,011,584	4,375,803	43,720	3,098,963	3,142,683
3.1.1. Forward foreign currency transactions-buy		114,592	2,088,158	2,202,750	20,977	1,570,310	1,591,287
3.1.2. Forward foreign currency transactions-sell		249,627	1,923,426	2,173,053	22,743	1,528,653	1,551,396
3.2. Swap transactions related to foreign currency and interest rates		3,173	303,879	307,052	4,049	347,567	351,616
3.2.1. Foreign currency swap-buy		1,241	152,242	153,483	189	175,939	176,128
3.2.2. Foreign currency swap-sell		1,932	151,637	153,569	3,860	171,628	175,488
3.2.3. Interest rate swaps-buy		-	-	-	-	-	-
3.2.4. Interest rate swaps-sell		-	-	-	-	-	-
3.3. Foreign currency and interest rate options		-	-	-	-	-	-
3.3.1. Foreign currency options-buy		-	-	-	-	-	-
3.3.2. Foreign currency options-sell		-	-	-	-	-	-
3.3.3. Interest rate options-buy		-	-	-	-	-	-
3.3.4. Interest rate options-sell		-	-	-	-	-	-
3.4. Foreign currency futures		-	-	-	-	-	-
3.4.1. Foreign currency futures-buy		-	-	-	-	-	-
3.4.2. Foreign currency futures-sell		-	-	-	-	-	-
3.5. Interest rate futures		-	-	-	-	-	-
3.5.1. Interest rate futures-buy		-	-	-	-	-	-
3.5.2. Interest rate futures-sell		-	-	-	-	-	-
3.6. Other		-	159,946	159,946	-	94,678	94,678
B CUSTODY AND PLEDGED ITEMS (IV+V)		**13,734,927**	**16,987,016**	**30,721,943**	**13,477,173**	**18,178,988**	**31,656,161**
IV. ITEMS HELD IN CUSTODY	**5.4.4**	**6,731,031**	**1,657,175**	**8,388,206**	**5,977,651**	**2,313,705**	**8,291,356**
4.1. Profit or loss		382	1,449	1,831	429	1,512	1,941
4.2. Investment securities held in custody		5,904,667	1,404,815	7,309,482	5,114,719	1,670,886	6,785,605
4.3. Checks received for collection		740,860	48,798	789,658	758,023	65,784	823,807
4.4. Commercial notes received for collection		79,679	173,088	252,767	98,355	543,090	641,445
4.5. Other assets received for collection		236	2,192	2,428	265	1,994	2,259
4.6. Assets received for public offering		-	4	4	-	-	-
4.7. Other items under custody		5,207	26,829	32,036	5,860	30,439	36,299
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**7,003,896**	**15,329,841**	**22,333,737**	**7,499,522**	**15,865,283**	**23,364,805**
5.1. Securities		84,883	6,815	91,698	57,018	36,199	93,217
5.2. Guarantee notes		993,468	3,391,034	4,384,502	1,097,956	3,523,825	4,621,781
5.3. Commodity		2,473	-	2,473	3,311	-	3,311
5.4. Warranty		-	-	-	-	-	-
5.5. Immovables		3,121,257	1,286,343	4,407,600	3,485,914	1,268,136	4,754,050
5.6. Other pledged items		2,801,645	10,645,649	13,447,294	2,855,132	11,037,123	13,892,255
5.7. Pledged items-depository		170	-	170	191	-	191
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**17,876,537**	**25,458,219**	**43,334,756**	**17,378,698**	**26,055,327**	**43,434,025**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Operations

For the three-month period ended 31 March 2003

(Billions of Turkish Lira as resatated for the effects of inflation in equivalent purchasing power as of 31 March 2003)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 31 March 2003	PRIOR PERIOD (unaudited) 31 March 2002
I.	INTEREST INCOME	5.3.1	739,575	663,737
1.1	Interest on loans		253,234	250,767
1.1.1	Interest on TL loans		151,721	157,300
1.1.1.1	Short term loans		148,362	141,671
1.1.1.2	Medium and long term loans		3,359	15,629
1.1.2	Interest on foreign currency loans		94,936	92,179
1.1.2.1	Short term loans		32,962	34,218
1.1.2.2	Medium and long term loans		61,974	57,961
1.1.3	Interest on loans under follow-up		6,577	1,288
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		15,579	13,256
1.3	Interest received from banks		7,919	46,823
1.3.1	The Central Bank of Turkey		2,068	2,660
1.3.2	Domestic banks		1,857	1,695
1.3.3	Foreign banks		3,994	42,468
1.4	Interest received from money market transactions		3,192	39,386
1.5	Interest received from marketable securities portfolio		450,216	303,161
1.5.1	Trading securities		3,768	34,656
1.5.2	Available-for-sale securities		81,096	-
1.5.3	Held to maturity securities		365,352	268,505
1.6	Other interest income		9,435	10,344
II.	INTEREST EXPENSE	5.3.2	(543,445)	(632,009)
2.1	Interest on deposits		(450,941)	(559,828)
2.1.1	Bank deposits		(22,930)	(115,673)
2.1.2	Saving deposits		(242,849)	(299,835)
2.1.3	Public sector deposits		(82)	(964)
2.1.4	Commercial deposits		(123,029)	(76,189)
2.1.5	Other institutions deposits		(5,957)	(6,718)
2.1.6	Foreign currency deposits		(56,069)	(60,407)
2.1.7	Precious metals vault accounts		(25)	(42)
2.2	Interest on money market transactions		(39,605)	(3,754)
2.3	Interest on funds borrowed		(52,333)	(68,370)
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		(23,763)	(11,561)
2.3.3	Foreign banks		(28,570)	(33,194)
2.3.4	Other financial institutions		-	(23,615)
2.4	Interest on securities issued		-	-
2.5	Other interest expense		(566)	(57)
III.	NET INTEREST INCOME (I - II)		196,130	31,728
IV.	NET FEES AND COMMISSIONS INCOME		92,194	63,177
4.1	Fees and commissions received		135,105	118,448
4.1.1	Cash loans		8,254	3,776
4.1.2	Non-cash loans		14,612	17,259
4.1.3	Other		112,239	97,413
4.2	Fees and commissions paid		(42,911)	(55,271)
4.2.1	Cash loans		(2,224)	(927)
4.2.2	Non-cash loans		(83)	(89)
4.2.3	Other		(40,604)	(54,255)
V.	DIVIDEND INCOME		-	165
5.1	Trading securities		-	-
5.2	Available-for-sale securities		-	165
VI.	NET TRADING INCOME/LOSS		(102,514)	378,737
6.1	Profit/losses on trading account securities (Net)		84,633	35,285
6.2	Foreign exchange gains/losses (Net)		(187,147)	343,452
VII.	PROFIT/LOSS FROM "HELD TO MATURITY" SECURITIES	5.3.3	-	-
VIII.	OTHER OPERATING INCOME	5.3.4	22,563	31,428
IX.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII+VIII)		208,373	505,235
X.	PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)	5.3.5	(62,697)	(338,235)
XI.	OTHER OPERATING EXPENSES (-)	5.3.6	(185,529)	(179,872)
XII.	NET OPERATING PROFIT/LOSS (IX-X-XI)		(39,853)	(12,872)
XIII.	INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES	5.3.7	17,264	53,916
XIV.	GAIN/LOSS ON NET MONETARY POSITION		44,788	19,942
XV.	PROFIT/LOSS BEFORE TAXES (XII+XIII+XIV)		22,199	60,986
XVI.	PROVISION FOR TAXES ON INCOME (-)		5,000	(13,637)
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)		27,199	47,349
XVIII.	EXTRAORDINARY INCOME/EXPENSE AFTER TAXES	5.3.8	-	-
18.1	Extraordinary net income/expense before taxes		-	-
18.1.1	Extraordinary income		-	-
18.1.2	Extraordinary expense (-)		-	-
18.2	Provision for taxes on extraordinary income		-	-
XIX.	NET PROFIT/LOSS (XVII+XVIII)	5.3.9	27,199	47,349

(Billions of Turkish Lira as restated for the effects of inflation

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 301 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- To purchase/sell debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- To develop economical and financial relations with foreign organizations,
- To deal with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Holding company and group

Doğuş Holding AŞ currently owns 55.08% shares of the Bank. Group of companies owned by Doğuş Holding AŞ is named as the Doğuş Group (the Group). Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses consisting of financial services, automotive, food, tourism and service sectors with more than 16.000 employees.

The Group is the exclusive distributor of the Volkswagen/Audi and Porsche, Seat, Saab, Scania, Jeeves International, Armani, Gucci brands in Turkey.

In the construction sector, the Group has an important role in projects such as Araklı-Iyidere, Cukurova, Sinop-Boyabat, Asilah-Tanger motorways, Yusufeli and Aslancık dams.

The Group is the leading importer of passenger and lcv cars in Turkey and has tourism investments such as Sheraton Antalya, Club Aldiana, Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik AŞ, Garanti Faktoring Hizmetleri AŞ and Garanti Ödeme Sistemleri AŞ.

(Billions of Turkish Lira as restated for the effects of inflation

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on Istanbul Stock Exchange and assets held for resale which are presented on a fair value basis.

The accompanying unconsolidated statement of operations and the related disclosures and footnotes for the three-month period ended 31 March 2002, are presented for comparison purposes and are not subject to review. Balances for the three-month period ended 31 March 2002, are restated for the changes in the general purchasing power of Turkish Lira (TL) as of 31 March 2003.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Accounting Standards ("IAS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IAS.

3.2 Forwards, options and other derivative transactions

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward purchase/sale and swap agreements other than the hedging deals, are classified as trading transactions. Although, the trading transactions are required to be valued at their fair values, as there are no reliable forward market rates, as in prior periods, the forward contracts are valued on a straight-line accrual basis in the current period.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

There are no derivative transactions separated from the main contracts or made for hedging purposes.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the Istanbul Stock Exchange, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Foreign currency differences of foreign currency-indexed loans and securities are recorded under interest income and expenses. The interest income accruals on non-performing loans are, not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

Before the "Regulation on Accounting Standards" come into force, the Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks."

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as

(Billions of Turkish Lira as restated for the effects of inflation

no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values in accordance with materiality and prudence principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions like pledges, mortgages or any other restriction on tangible assets.

In accounting estimates, there are no changes expected to be influential in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

(Billions of Turkish Lira as restated for the effects of inflation

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the actuary excess of the Fund amounted to TL 5,497 billion as of 31 December 2002.

3.15 Taxation

In case there is a taxable profit in the current period based on the results of the Bank's operations, necessary tax provisions are set aside in accordance with the corporate tax legislation.

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities

(Billions of Turkish Lira as restated for the effects of inflation

Corporate tax rate has decreased to 30%, by abolishing 10% fund share on corporate tax in accordance with the "Regulation on Amendments to Some Regulations" as described in temporary Article 1 of Act No.4842 as published in the Official Gazette dated 24 April 2003. The corporate tax liability is required to be paid in one instalment within the time frame of preparation of Annual Tax Return.

In accordance with the above change in tax legislation, starting from the second quarter of 2003, prepaid tax will be paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% as increased from 25%. These payments can be deducted from the annual corporate tax calculated for the whole year earnings.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts, if any.

3.19 Government incentives

As of 31 March 2003, the Bank does not have any government incentives or aids.

3.20 Segment reporting

This footnote will be prepared from 1 April 2004.

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as Government Bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of effective tools in the realisation of this strategy. For this purpose, serving customers new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Total foreign exchange losses included in net profit for the period amounts to TL 187,147 billion. The balance of profit reserve from foreign currency differences is TL 98 billion.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign

(Billions of Turkish Lira as restated for the effects of inflation

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" in 2001 by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State in charge of the Treasury, and records the evaluations to financial statements based on the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 12.63% as of 31 March 2003.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	20%	50%	100%
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**5,734,917**	**470,069**	**669,313**	**7,017,904**
Cash on Hand	108,353	12,853	-	-
Due From Banks	353,256	454,971	-	33,772
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,132,101	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	985,336	-	588,434	4,431,207
Loans under Follow-Up (Net)	-	-	-	217,768
Investments, Associates and Subsidiaries	-	-	-	823,763
Miscellaneous Receivables	37	-	-	42,060
Investment Securities Held to Maturity (Net)	2,450,006	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Property and Equipment (Net)	-	-	-	1,288,115
Accrued Interest and Income	345,110	2,245	80,879	143,417
Other Assets	360,718	-	-	37,802
Off-Balance Sheet Items	**224,973**	**1,595,791**	**2,073,957**	**204,938**
Guarantees	224,973	1,566,142	658,862	203,019
Commitments	-	-	1,415,095	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	29,649	-	1,919
Total Risk Weighted Assets	**5,959,890**	**2,065,860**	**2,743,270**	**7,222,842**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	Prior Period
Total Risk Weighted Assets (1)	9,851,408	10,465,005
Shareholders' Equity	1,243,808	1,329,729
Shareholders' Equity/Total Risk Weighted Assets (CAR (%))	12.63	12.71

(1) "Value at Risk" in the amount of TL 843,759 billion (31 December 2002: TL 1,189,210 billion) is included in "Total Risk Weighted Assets" in the current period.

(Billions of Turkish Lira as restated for the effects of inflation

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	791,748	791,748
Nominal Capital	791,748	791,748
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Legal Reserves	935,467	935,467
I. Legal Reserve (Turkish Commercial Code 466/1)	-	-
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	935,467	935,467
Status Reserves	-	-
Extraordinary Reserves	98	317
Reserve Allocated at the General Assembly	-	-
Retained Earnings	-	-
Accumulated Losses	-	-
Foreign Currency Exchange Difference on Share Capital	98	317
Profit	165,527	138,328
Current Period Profit	27,199	138,328
Prior Period Profit	138,328	-
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**1,892,840**	**1,865,860**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	4,437	2,140
Movables	-	-
Immovables	2,140	2,140
Profit on Sale of Associates, Subsidiaries and Real Estates subject to Transfer to Capital	2,297	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Fund Surplus	2,431	2,431
Foreign Currency Exchange Differences	-	-
General Reserves	37,653	39,570
Provision for Possible Losses	20,000	22,479
Subordinated Loans	-	-
Securities Value Increase Fund	-131,697	15,943
Associates and Subsidiaries	-	-
Investments Available for Sale	-131,697	15,943
Investments Held to Maturity	-	-
Total Supplemantary Capital	**-67,176**	**82,563**
TIER III CAPITAL	-	-
CAPITAL	**1,825,664**	**1,948,423**
DEDUCTIONS FROM CAPITAL	**581,856**	**618,694**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance, and Having Legal Title in accordance with the Related Special Laws	478,317	498,592
Leasehold Improvements	30,186	32,417
Pre-operating Costs	29,539	30,814
Prepaid Expenses	43,814	56,871
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expense	-	-
TOTAL SHAREHOLDERS' EQUITY	**1,243,808**	**1,329,729**

(Billions of Turkish Lira as restated for the effects of inflation

4.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by 3 different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**63,807**
General Market Risk	62,177
Specific Risk	1,630
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**2,727**
General Market Risk	1,464
Specific Risk	1,263
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**967**
Capital Obligation	967
Capital Obligation against Options Subject to Currency Risk	-
Total Value-At-Risk – Home Model	**-**
Total Capital Obligations against Market Risk	**67,501**
Value-At-Risk Amount	**843,759**

(Billions of Turkish Lira as restated for the effects of inflation

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2003, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 150,729 billion, net 'off-balance sheet' foreign currency long position amounts to TL 164,908 billion, while net foreign currency long position amounts to TL 14,179 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,669,000
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,669,000
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,670,000
Day 2	TL 1,670,000
Day 3	TL 1,690,000
Day 4	TL 1,695,000
Day 5	TL 1,685,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL1,648,633 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	224,997	217,243	247	4,064	446,551
Due From Banks and Other Financial Institutions	180,214	151,694	7,035	11,058	350,001
Trading Securities	109,334	722,525	-	-	831,859
Investment Securities Available-for-Sale	265,739	747,823	16,571	-	1,030,133
Loans	786,161	3,511,553	2,850	123,890	4,424,454
Investments, Associates and Subsidiaries	225,639	48,938	-	5,374	279,951
Investment Securities Held-to-Maturity	95,871	3,625,432	-	-	3,721,303
Property and Equipment	-	284	-	2,975	3,259
Goodwill	-	-	-	-	-
Other Assets	66,838	1,686,327	132	2,869	1,756,166
Total Assets	***1,954,793***	***10,711,819***	***26,835***	***150,230***	***12,843,677***
Liabilities					
Bank Deposits	122,198	284,429	3	26,448	433,078
Foreign Currency Deposits	2,489,756	5,958,922	10,155	200,252	8,659,085
Other Fundings	827,757	2,645,994	-	8,490	3,482,241
Securities Issued	-	-	-	-	-
Miscellaneous Payables	1,717	2,652	-	62	4,431
Other Liabilities	64,731	299,193	513	51,134	415,571
Total Liabilities	***3,506,159***	***9,191,190***	***10,671***	***286,386***	***12,994,406***
Net 'On Balance Sheet' Position	***-1,551,366***	***1,520,629***	***16,164***	***-136,156***	***-150,729***
Net 'Off-Balance Sheet' Position	***1,548,264***	***-1,507,767***	***-17,156***	***141,567***	***164,908***
Derivative Assets	1,703,437	420,848	-	195,874	2,320,159
Derivative Liabilities	155,173	1,928,615	17,156	54,307	2,155,251
Prior Period					
Total Assets	***1,985,772***	***11,603,692***	***8,386***	***326,415***	***13,924,265***
Total Liabilities	***3,461,966***	***10,501,262***	***10,822***	***261,483***	***14,235,533***
Net ' On Balance Sheet' Position	***-1,476,194***	***1,102,430***	***-2,436***	***64,932***	***-311,268***
Net 'Off-Balance Sheet' Position	***1,470,876***	***-1,365,908***	***2,171***	***-61,191***	***45,948***

(Billions of Turkish Lira as restated for the effects of inflation

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Management meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	366,041	-	-	-	-	108,421	474,462
Due From Banks and Other Financial Institutions	211,186	171,764	6,098	1,551	-	98,144	488,743
Trading Securities	63	530,607	257,306	28,386	57,395	1,580	875,337
Investment Securities Available-for-Sale	-	53,599	41,884	1,080,104	748,433	23,634	1,947,654
Loans	1,348,706	682,472	1,065,759	742,787	2,165,253	-	6,004,977
Investment Securities Held-to-Maturity	296,345	3,913,633	46,926	88,742	712,169	-	5,057,815
Other Assets	1,132,101	-	-	-	-	1,501,475	5,545,078
Total Assets	**3,354,442**	**5,352,075**	**1,417,973**	**1,941,570**	**3,683,250**	**1,733,254**	**20,394,066**
Liabilities							
Bank Deposits	583,670	25,672	3,365	-	-	24,029	636,736
Other Deposits	2,990,413	5,983,844	851,317	77,279	246,903	2,871,280	13,021,036
Securities Issued	-	-	-	-	39,439	-	39,439
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	766,611	956,251	758,291	1,089,435	442,546	-	4,013,134
Other Liabilities	674	1,913	1,031	1,337	4,890	702,373	2,683,721
Total Liabilities	**4,341,368**	**6,967,680**	**1,614,004**	**1,168,051**	**733,778**	**3,597,682**	**20,394,066**
On Balance Sheet Interest Sensitivity Shortage	**-986,926**	**-1,615,605**	**-196,031**	**773,519**	**2,949,472**	**-1,864,428**	**-**
Off-Balance Sheet Interest Sensitivity Shortage	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total Interest Sensitivity Shortage	**-986,926**	**-1,615,605**	**-196,031**	**773,519**	**2,949,472**	**-1,864,428**	**-**

Items without any specific maturity are directly included in 'total' column .

(Billions of Turkish Lira as restated for the effects of inflation

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2.25	4.39	-	-
Due From Banks and Other Financial Institutions	4.03	5.89	-	51.97
Trading Securities	8.67	9.50	-	56.09
Investment Securities Available-for-Sale	7.60	10.32	3.89	57.59
Loans	7.41	7.66	-	65.19
Investment Securities Held-to-Maturity	9.71	9.81	-	52.20
Liabilities				
Bank Deposits	5.51	4.41	-	41.63
Other Deposits	3.01	2.57	-	39.24
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.73	3.71	-	44.29

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,034,206	-	-	-	-	199,714	1,233,920
Due From Banks and Other Financial Institutions	413,151	179,203	18,473	3,438	-	102,414	716,679
Trading Securities	8,370	835,400	59,015	490,441	139,969	8,750	1,541,945
Investment Securities Available-for-Sale	837	146,197	-	94,950	945,525	27,369	1,214,878
Loans	1,352,826	637,532	827,632	1,218,339	2,047,808	-	6,084,137
Investment Securities Held-to-Maturity	332,236	446,018	4,157,689	98,171	601,540	-	5,635,654
Other Assets	1,086,354	-	-	-	-	1,470,182	5,560,544
Total Assets	**4,227,980**	**2,244,350**	**5,062,809**	**1,905,339**	**3,734,842**	**1,808,429**	**21,987,757**
Liabilities							
Bank Deposits	358,157	72,001	384	480	-	25,516	456,538
Other Deposits	3,480,730	7,462,730	306,323	158,633	37,436	2,928,460	14,374,312
Securities Issued	-	-	-	-	-	52,684	52,684
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	1,206,559	199,386	1,597,198	777,672	303,231	-	4,084,046
Other Liabilities	3,662	2,600	2,074	1,859	1,188	898,108	3,020,177
Total Liabilities	**5,049,108**	**7,736,717**	**1,905,979**	**938,644**	**341,855**	**3,904,768**	**21,987,757**
On Balance Sheet Interest Sensitivity Shortage	**-821,128**	**-5,492,367**	**3,156,830**	**966,695**	**3,392,987**	**-2,096,339**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation

Average interest rates on monetary financial instruments:

Prior Period	**Euro**	**US$**	**Yen**	**TL**
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3.06	1.41	-	39.02
Due From Banks and Other Financial Institutions	4.13	1.93	-	46.04
Trading Securities	7.40	6.10	-	47.70
Investment Securities Available-for-Sale	7.80	10.20	-	49.40
Loans	7.51	8.34	-	67.53
Investment Securities Held-to-Maturity	8.90	5.30	3.50	54.70
Liabilities				
Bank Deposits	7.50	3.30	-	42.70
Other Deposits	3.00	2.33	-	45.75
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.76	3.98	-	51.68

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Total
Current Period						
Assets						
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	474,462	-	-	-	-	474,462
Due From Banks and Other Financial Institutions	309,330	171,764	6,098	1,551	-	488,743
Trading Securities	1,643	11,679	257,306	58,680	546,029	875,337
Investment Securities Available-for-Sale	23,634	47,998	41,884	1,080,104	754,034	1,947,654
Loans	1,348,706	682,472	1,065,759	742,787	2,165,253	6,004,977
Investment Securities Held-to-Maturity	1	461,604	46,926	493,239	4,056,045	5,057,815
Other Assets	1,207,366	80,946	119,095	153,111	1,073,058	5,545,078
Total Assets	***3,365,142***	***1,456,463***	***1,537,068***	***2,529,472***	***8,594,419***	***20,394,066***
Liabilities						
Bank Deposits	607,699	25,672	3,365	-	-	636,736
Other Deposits	5,861,693	5,983,844	851,317	77,279	246,903	13,021,036
Other Fundings	766,611	956,251	758,291	1,089,435	442,546	4,013,134
Securities Issued	-	-	-	-	-	-
Miscellaneous Payables	-	-	-	-	39,439	39,439
Other Liabilities	254,366	190,067	52,376	7,572	207,837	2,683,721
Total Liabilities	***7,490,369***	***7,155,834***	***1,665,349***	***1,174,286***	***936,725***	***20,394,066***
Net Liquidity Shortage	***-4,125,227***	***-5,699,371***	***-128,281***	***1,355,186***	***7,657,694***	-
Prior Period						
Total Assets	***4,833,967***	***1,232,695***	***1,705,217***	***2,212,101***	***8,999,769***	***21,987,757***
Total Liabilities	***8,165,911***	***8,208,237***	***1,452,325***	***1,387,028***	***663,570***	***21,987,757***
Net Liquidity Shortage	***-3,331,944***	***-6,975,542***	***252,892***	***825,073***	***8,336,199***	-

Items without any specific maturity are directly included in 'total' column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period	Prior Period
Unrestricted Demand Deposits	153	150
Unrestricted Time Deposits	353,103	1,034,204
Total	**353,256**	**1,034,354**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Stocks	-	-	-	-
Bonds, Treasury Bills and Similar Investment Securities	-	-	15,695	-
Other	-	-	-	-

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	24,816	-	99,278
Treasury Bills	-	-	-	179,214
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

5.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.4 Receivables from reverse repurchase agreements

None.

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

(Billions of Turkish Lira as restated for the effects of inflation

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**2,059,190**	**1,190,637**
Quoted at Stock Exchange	933,625	275,431
Not Quoted at Stock Exchange	1,125,565	915,206
Common Stocks	**26,251**	**29,252**
Quoted at Stock Exchange	13,875	17,168
Not Quoted at Stock Exchange	12,376	12,084
Impairment Losses (-)	**-137,787**	**-5,011**
Total	**1,947,654**	**1,214,878**

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

None.

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	665,882	-	311,431
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Others	-	-	-	-

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

Loans and advances to	Current Period		Prior Period	
	Cash Loans	Non-cash Loans	Cash Loans	Non-cash Loans
Direct Lendings to Shareholders	**110,591**	**168,340**	**114,139**	**183,908**
Corporates	110,591	168,340	114,139	183,908
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**434,669**	**80,441**	**471,750**	**88,301**
Lendings to Employees	**11,126**	**12**	**12,313**	-
Other	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**5,778,160**	-	**154,004**	**72,813**
Discounted Bills	14,105	-	-	-
Export Loans	1,158,613	-	136,192	62,178
Import Loans	868	-	-	-
Loans to Financial Sector	3,609	-	-	-
Loans to Foreign Companies	2,845,836	-	17,501	-
Consumer Loans	205,071	-	-	-
Credit Cards	942,134	-	-	-
Precious Metal Loans (Gold, etc...)	93,173	-	-	-
Other	514,751	-	311	10,635
Specialization Loans	-	-	-	-
Other Receivables	**1,611,789**	-	-	-

5.1.6.3 Maturity analysis of cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**80,133**	**31,341**	**111,474**	**2,920**
Housing Loans	9,606	6,734	16,340	383
Automobile Loans	29,316	24,321	53,637	1,205
Consumer Loans	38,055	93	38,148	859
Personnel Loans	3,156	193	3,349	473
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**40,864**	**52,733**	**93,597**	**1,655**
Housing Loans	13,057	47,202	60,259	1,233
Automotible Loans	18,158	4,206	22,364	207
Consumer Loans	9,481	1,027	10,508	186
Personnel Loans	168	298	466	29
Other Consumer Loans	-	-	-	-
Credit Cards	**942,134**	-	**942,134**	**13,632**
Total Consumer Loans	**1,063,131**	**84,074**	**1,147,205**	**18,207**

5.1.6.5 Allocation of loan customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	3,141,641	3,090,881
Foreign Loans	2,863,336	2,993,256

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	163,137	172,929
Indirect Lendings	-	-

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	-	10,557
Doubtful Loans and Receivables	22,897	-
Uncollectible Loans and Receivables	104,313	117,694

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**135,754**	**-**	**268,355**
Additions (+)	36	-	1,283
Transfer from Other NPL Categories (+)	-	121,147	-
Transfer to Other NPL Categories (-)	-121,147	-	-
Collections (-)	-3,479	-	-12,868
Write-offs (-)	-	-	-
Restatement Effects of Inflationary Accounting (-)	-11,164	-3,700	-29,239
Balances at End of Period	**-**	**117,447**	**227,531**
Specific Provisions (-)	-	-22,897	-104,313
Net Balance on Balance Sheet	**-**	**94,550**	**123,218**

Non-performing loans in foreign currencies:

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**5,057,815**	**5,635,654**
Quoted at Stock Exchange	972,168	1,553,824
Not Quoted at Stock Exchange	4,085,647	4,081,830
Impairment Losses (-)	-	-
Total	**5,057,815**	**5,635,654**

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,635,654**	**5,503,563**
Foreign Currency Differences On Monetary Assets	26,289	39,018
Purchases during the Period	225,602	2,503,135
Disposals through Sales/Redemptions (-)	-211,847	-931,557
Impairment Losses (-)	-	-
Restatements Effects of Inflationary Accounting (-)	-617,883	-1,478,504
Balances at End of Period	**5,057,815**	**5,635,654**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	178,146	1,441,810	186,471	1,777,035
Securities subject to Repurchase Agreements	347,110	640,742	371,264	663,402
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	205,114	1,659,404	218,026	1,923,300
Securities subject to Repurchase Agreements	305,185	503,214	321,708	507,390
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	FC	TL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	178,146	1,441,810	205,114	1,659,404
Other	-	-	-	-

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	347,110	640,742	305,185	503,214
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

Investment securities held-to-maturity held for "structural" position:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.1.9 Investments and associates (Net)

5.1.9.1 Investments and associates

	Investment/Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (1)	İstanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ	İzmir/Turkey	25.92	68.65
3	İksir Ul. Elekt.Tic. Bilg. ve Hab. Hiz. AŞ	İstanbul/Turkey	31.36	100.00
4	Volkswagen Doğuş Tüketici Finansmanı AŞ	İstanbul/Turkey	37.00	49.00
5	Doğuş Otomotiv Holding AŞ	İstanbul/Turkey	18.82	100.00
6	Garanti Turizm Yatırım ve İşletmeleri AŞ	İstanbul/Turkey	43.33	100.00
7	Doc Finance SA	Geneve/Switzerland	29.23	100.00

(1) Inflation adjusted financial statements are not available.

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	6,722	6,142	3,304	1,054	-	-	(1) 810	
2	388,926	211,909	231,121	1,334	-	-28,836	-230,853	255,123
3	15,951	10,112	30	11	11	-1,288	-203,564	
4	137,662	-26,767	3,852	9,978	136	2,098	-54,615	
5	381,245	92,917	84,574	2,237	335	-17,270	-4,918	
6	72,901	48,126	29,319	23	22	14,717	-73,367	
7	114,535	6,976	19	16,347	-	-	(2) 1,128	

(1) As of 31 December 2002 and not inflation adjusted.

(2) As of 31 December 2002.

5.1.9.2 Movement of investments and associates

	Current Period	Prior Period
Balance at Beginning of Period	**249,806**	**172,720**
Movements during the Period		
Acquisitions and Participations in Capital Increases	-	150,822
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	152
Sales (-)	-	-
Reclassifications	-	1,685
Difference between Market Values and Inflation-Adjusted Values	-8,763	-33,418
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-263	-1,801
Impairment Losses (-)	-22,050	-40,354
Balance at End of Period	**218,730**	**249,806**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(Billions of Turkish Lira as restated for the effects of inflation

Valuation methods of investments and associates:

Investments and Associates	**Current Period**	**Prior Period**
Valued at Inflation-Adjusted Historical Costs	127,241	131,394
Valued at Fair Value	66,134	86,099
Valued by Equity Method of Accounting	25,355	32,313

Sectoral distribution of investments and associates:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted investments and associates:

Investments and Associates	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchange	66,134	86,099
Quoted at International Stock Exchanges	-	-

Investments and associates sold during the current period

None.

Investments and associates acquired during the current period

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.10 Subsidiaries (Net)

5.1.10.1 Subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (1)	İstanbul/Turkey	99.60	99.60
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (1)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (1)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış. AŞ (1)	İstanbul/Turkey	89.00	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.82	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydin/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
15	Garanti Faktoring Hiz.AŞ	İstanbul/Turkey	55.41	81.84
16	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
17	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Hayat Sigorta AŞ	İstanbul/Turkey	99.36	100.00
20	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
21	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
22	Bosphorus Financial Services Ltd	Valetta/Malta	99.99	100.00
23	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
24	Instruments Finance Company	Cayman Islands	100.00	100.00
25	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
26	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
27	Ottoman Real Estate Company S.A.	Luxemburg	99.00	100.00
28	IOB Bank Offshore Ltd.	Girne / Northern Cyprus	100.00	100.00
29	UTGB	Jersey/Channel Islands	100.00	100.00

(1) Inflation adjusted financial statements are not available.

(Billions of Turkish Lira as restated for the effects of inflation

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	45,323	41,581	39,179	6	-	-3,749	-1,662	
2	6,995	3,272	1,596	125	125	-388	-85,273	
3	300	-33	-	1	-	-	(1) -211	
4	310,880	291,632	294,175	274	-	-12,133	-39,618	
5	14,776	14,346	2	1	-	-58	-103,881	
6	1,488	553	217	-	63	-	(1) 435	
7	1,169	100	206	46	17	-	(1) 1,218	
8	1,160	1,149	39	-	93	-	(1) 1,118	
9	168,848	168,800	161,115	14	-	101	3,949	
10	79,267	79,230	75,197	1	-	-1,071	-47,095	
11	157	74	145	-	-	4	-216	
12	5,843	5,842	5,367	42	42	-45	-2,192	
13	10,406	10,355	9,692	-	-	-156	-5,052	
14	319,671	102,734	16,708	14,024	4	32,173	-17,349	
15	131,966	19,355	438	52	-	75	-58,379	15,510
16	9,484	8,325	4,206	562	562	-3,300	-24,623	
17	8,975	5,684	3,472	390	189	675	-3,775	
18	81,190	23,420	14,390	668	410	-3,901	-26,323	
19	42,873	16,462	5,816	1,484	936	-816	-7,585	
20	63,341	63,251	44,323	1,078	95	-1,198	-22,719	15,973
21	2,991,730	246,590	72,605	46,142	8,800	12,551	8,385	
22	573	529	-	-	-	-33	395	
23	181,591	43,574	3,525	2,635	1,753	7,572	-18,672	
24	-	21	-	-	-	-	-21	
25	27,205	12,413	14	346	-	-496	8,506	
26	1,645	13	84	-	-	-44	-110	
27	2,678	174	2,609	-	-	53	-152	
28	1,031	1,031	35	25	-	108	-2,415	
29	46	-129,694	-	-	-	-	-131,363	

(1) As of 31 December 2002 and not inflation adjusted.

(2) As of 31 March 2002.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,100,834**	**1,066,119**
Movements during the Period		
Acquisitions and Participations in Capital Increases	18,427	74,678
Bonus Shares Received	-	2,431
Dividends from Current Year Profit	-	661
Sales (-)	-1,125	-18,707
Reclassifications	-	-1,685
Difference between Market Values and Inflation-Adjusted Values	-1,502	-4,470
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-11,574	-5,573
Impairment Losses (-)	-21,710	-12,620
Balance at End of Period	**1,083,350**	**1,100,834**
Capital Commitments	36,474	50,812
Share Percentage at the End of Period (%)	-	-

Valuation methods of subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	445,847	450,182
Valued at Fair Value	16,736	18,338
Valued by Equity Method of Accounting	620,767	632,314

Sectoral distribution of subsidiaries:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	16,736	18,338
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

There were no subsidiary sales in the current period. The disposal shown under "Sales" above, is the movement resulted from the liquidation process of Körfez Financial Services plc.

Subsidiaries acquired during the current period:

There were no subsidiary acquisitions in the current period. The additions shown under "Acquisitions and Participations in Capital Increases" fully compose of the payments for the Bank's capital commitments.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.11 Other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	4,045	2,332	3,583	5,256
Interest Income Accruals	38,754	188,730	33,215	208,596
Uncollected Commissions and Other Income	87	163	89	139
Commissions and Other Income Accruals	5,168	95	5,319	808

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	375	19,255	7,467	30,362
Investment Securities Available-for-Sale	44,280	30,722	2,931	44,069
Investment Securities Held-to-Maturity	78,700	624,973	117,228	451,581
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	13,494	1,199	15,299	1,479
Financial Derivative Instruments:	4,170	1,039	3,842	1,134
Interest and Income Accruals	*4,170*	*1,039*	*3,842*	*1,134*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	3,277	-	10,537	4

(Billions of Turkish Lira as restated for the effects of inflation

5.1.15 Property and equipment (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17.2 Components of other assets excluding off-balance sheet items exceeding 10% of total assets

None.

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**164,875**	**-**	**768,519**	**1,208,584**	**165,384**	**27,917**	**30,508**
Foreign Currency Deposists	**2,070,676**	**-**	**3,869,463**	**2,005,929**	**464,563**	**37,103**	**211,351**
Residents in Turkey	1,891,427	-	3,688,404	1,917,095	445,619	32,423	194,153
Residents Abroad	179,249	-	181,059	88,834	18,944	4,680	17,198
Public Sector Deposits	**82,655**	**-**	**222**	**1,738**	**-**	**45**	**16**
Commercial Deposits	**452,822**	**-**	**819,234**	**234,740**	**220,515**	**1,066**	**1,232**
Other	**91,991**	**-**	**9,601**	**35,577**	**853**	**15**	**33**
Precious Metal Deposits	**8,261**	**-**	**35,548**	**-**	**-**	**-**	**-**
Bank Deposits	**24,029**	**-**	**612,707**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,195	-	24,858	-	-	-	-
Foreign Banks	22,772	-	587,849	-	-	-	-
Special Purpose Financials Institutions	62	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**2,895,309**	**-**	**6,115,294**	**3,486,568**	**851,315**	**66,146**	**243,140**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**211,295**	-	**728,329**	**982,731**	**223,390**	**68,635**	-
Foreign Currency Deposists	**2,441,170**	-	**4,423,934**	**2,088,325**	**446,068**	**68,067**	**203,905**
Residents in Turkey	2,240,466	-	4,209,628	2,014,761	432,612	62,066	187,265
Residents Abroad	200,704	-	214,306	73,564	13,456	6,001	16,640
Public Sector Deposits	**5,327**	-	**353**	**194**	-	**49**	**22**
Commercial Deposits	**546,622**	-	**826,357**	**558,984**	**287,524**	**69,572**	-
Other	**88,321**	-	**13,035**	**19,817**	**27,870**	**12**	**26**
Precious Metal Deposits	**5,285**	-	**39,093**	-	-	-	-
Bank Deposits	**25,508**	-	**395,092**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	12,488	-	17,543	-	-	-	-
Foreign Banks	6,365	-	377,549	-	-	-	-
Special Purpose Financials Institutions	81	-	-	-	-	-	-
Other	6,574	-	-	-	-	-	-
Total	**3,323,528**	-	**6,426,193**	**3,650,051**	**984,852**	**206,335**	**203,953**

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Saving Deposits	1,283,687	1,314,724	1,075,159	892,099
Foreign Currency Saving Deposits	2,648,405	3,067,114	3,023,057	4,053,059
Other Deposits	3,196	2,956	37,065	38,304
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	396,908	473,274
Off-Shore Branches	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.2.2 Funds from repurchase transactions

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Domestic Transactions	**227,019**	**-**	**305,004**	**-**
Financial Institutions and Organizations	6,378	-	168,591	-
Other Institutions and Organizations	179,185	-	93,243	-
Individuals	41,456	-	43,170	-
Foreign Transactions	**100,746**	**902,051**	**181**	**901,374**
Financial Institutions and Organizations	100,490	854,156	-	901,374
Other Institutions and Organizations	4	47,895	4	-
Individuals	252	-	177	-

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Short-term	83,128	1,712,957	229,765	2,067,527
Medium and Long-term	-	867,233	2,248	577,947

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

None.

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	1,184	615

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

(Billions of Turkish Lira as restated for the effects of inflation

5.2.7 Components of other liabilities excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10 Criteria, limitations and commitments of leasing agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	6,165	5,066	8,152	7,038
1-4 Years	5,574	4,779	5,120	4,344
More than 4 Years	-	-	-	-
Total	**11,739**	**9,845**	**13,272**	**11,382**

5.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	TL	FC	TL	FC
Deposits	100,316	19,815	135,395	20,583
Funds Borrowed	11,285	19,040	11,982	14,909
Securities Issued	-	-	-	-
Repurchase Agreements	4,059	1,388	397	768
Financial Derivative Instruments:	1,335	7,174	1,658	1,315
Interest and Expense Accruals	*1,335*	*7,174*	*1,658*	*1,315*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Other	3,371	8,539	6,467	17,241

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for	**37,653**	**39,570**
Loans and Receivables in Group I	32,023	33,560
Loans and Receivables in Group II	1,134	1,143
Non-Cash Loans	4,496	4,867
Other	-	-

5.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.3 Commitments for retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	20,000	22,479

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	791,748	791,748
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	791,748	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

None.

5.2.14.4 Sources of capital increases in current period

None.

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billion) (1)	1,583	1,583
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**1,583**	**1,583**

(1) The Bank's paid-in capital amounts to TL791,748 billion and composes of 1.583.496.999.655 shares with a face value of TL500 each and 1.725 shares with a face value of TL100 each. As of 31 March 2003, the Bank's capital is fully paid.

5.2.14.8 Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5.2.14.9 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.10 Increases in revaluation fund during current period

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.11 Legal reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.12 Extraordinary reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	436,113	55.08%	436,113	-

5.3 Statement of operations

"Prior period" balances in this section, were not subject to independent auditor's limited review.

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period (unaudited)
Interest Received from Investments, Associates and Subsidiaries	2,769	3,473

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period (unaudited)
Interest Paid to Investments, Associates and Subsidiaries	7,909	13,604

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period (unaudited)
Financial Leasing Expenses	434	2,065

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	156	17,966	-	-	-	-	18,152
Saving Deposits	930	92,898	117,630	25,388	2,577	3,426	242,849
Public Sector Deposits	-	25	50	-	5	2	82
Commercial Deposits	288	73,500	18,535	30,166	382	158	123,029
Other	38	1,260	3,153	1,500	2	4	5,957
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	**1,412**	**185,679**	**139,368**	**57,054**	**2,966**	**3,590**	**390,069**
FC							
Foreign Currency Deposits	767	28,688	18,908	4,742	396	2,568	56,069
Bank Deposits	-	4,778	-	-	-	-	4,778
Precious Metal Deposits	-	2	18	-	5	-	25
Total FC	**767**	**33,468**	**18,926**	**4,742**	**401**	**2,568**	**60,872**
Total	**2,179**	**219,147**	**158,294**	**61,796**	**3,367**	**6,158**	**450,941**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period (unaudited)	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	34,617	4,988	1,151	885

5.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.3 Net income/losses on investment securities held-to-maturity

(Billions of Turkish Lira as restated for the effects of inflation

5.3.4 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and custody income.

5.3.5 Provision expenses for loans and other receivables

	Current Period	Prior Period (unaudited)
Specific Provisions for Loans and Other Receivables	14,176	22,397
Unsecured	-	-
Others	*14,176*	*22,397*
General Provisions	2,531	-
Impairment Losses on Securities	721	91,236
Other Impairment Losses **(1)**	44,896	55,731
Other	373	168,871

(1) consist of impairment losses for investments, associates, subsidiaries, investment securities held-to-maturity and assets held for resale

5.3.6 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.7 Profit/losses from investments, associates and subsidiaries

5.3.7.1 Profit and losses

Profit/Losses from	Current Period	Prior Period (unaudited)
Subsidiaries (+/-)	17,264	53,916
Investments and Associates (+/-)	-	-

5.3.7.2 ***Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item:*** None.

5.3.7.3 ***Profit or loss from transactions with companies and individuals in the Bank's risk group:*** None.

5.3.8 Extraordinary income/expense : None.

5.3.9 Net profit and loss

5.3.9.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.9.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.10 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.4 Off-balance Sheet Items

5.4.1 Guarantees and sureties

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	370,316	396,561
With Original Maturity of 1 Year or Less	*45,101*	*48,245*
With Original Maturity of More Than 1 Year	*325,215*	*348,316*
Other Non-Cash Loans	4,569,507	4,925,610
Total	**4,939,823**	**5,322,171**

5.4.1.2 Details of non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.2 Commitments

5.4.2.1 Irrevocable commitments

	Current Period
Letters of Guarantee in Foreign Currency	2,464,567
Letters of Guarantee in TL	950,874
Letters of Credit	841,438
Bank Acceptances	247,624
Prefinancing	21,766
Total	**4,526,269**

5.4.2.2 Possible losses from off-balance sheet items

None.

5.4.2.3 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.4.2.4 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 36,474 billion for its investments, associates and subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 40,733 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

5.4.3 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.4 Services rendered on behalf of customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.5 The Bank's latest international risk ratings

MOODY'S (July 2002*)

Long Term FC Deposit	*B3*
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	*Stable*
FSR	D+
FSR Outlook	*Negative*

STANDARD AND POORS (July 2002*)

Long Term FC Counter Party Credit Rating	B-
Long Term FC Deposits	B-
Outlook	Negative

FITCH RATINGS (March 2003*)

Foreign Currency	
Long Term	B-
Short Term	B
Outlook	Negative
Individual	D/E
Support	4T
Turkish Lira	
Long Term	B-
Outlook	Short Term B
National	
Long Term	A-(tur)

CAPITAL INTELLIGENCE

Long Term FC Obligations	B
Short Term FC Obligations	C
Domestic Strength	BBB-
Support	2
Outlook	Negative

(*) Latest dates in risk notes or outlooks.

5.5 Statement of changes in shareholders' equity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.4 Cash and cash equivalents at end of current period

	Current Period	Prior Period
Cash on Hand	**108,268**	**182,750**
Cash in TL	*27,724*	*31,989*
Cash in Foreign Currency	*80,544*	*150,761*
Cash Equivalents	**848,839**	**1,745,937**
Other	*848,839*	*1,745,937*
TOTAL	**957,107**	**1,928,687**

5.6.5 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6 Additional information

5.6.6.1 Restrictions on the Bank's potential borrowing:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6.2 Cash inflows presenting increase in operating capacity of the Bank:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	172,929	31,945	585,890	272,210	-	-
Balance at end of period	163,137	29,978	545,795	248,781	-	-
Interest and Commission Income	2,836	35	12,185	572	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	466,219	56,315	606,635	295,600	496,877	-
Balance at end of period	172,929	31,945	585,890	272,210	-	-
Interest and Commission Income	3,527	-	17,867	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Related party risks

Deposits:

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	128,818	403,258	144,575	157,858	-	-
Balance at end of period	128,959	128,818	84,508	144,575	-	-
Interest Expenses	7,909	13,604	3,945	6,724	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Trading Transactions:						
Beginning of Period	19,295	281,648	-	19,633	-	-
End of Period	53,063	19,295	-	-	-	-
Total Profit/Loss	1,078	-5	-	-	-	-
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 10.7% of the Bank's total cash loans and 3.1% of the Bank's total assets. The non-cash loans of the risk group compose 5.6% of the Bank's total non-cash loans. The deposits of the risk group compose 1.6% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Hayat Sigorta AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 31 March 2003)

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 224.10% as of 31 March 2003. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 31 March 2003.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 31 March 2003 and 2002, and 31 December 2002, are given below:

Date	Index	Conversion factor
31 March 2003	7,281.8	1.000
31 December 2002	6,478.8	1.124
31 March 2002	5,387.9	1.352

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.11 Significant events and matters arising subsequent to balance sheet date

At the balance sheet date, the difference between the results of "marked-to-market" and "internal rate of return" valuation methods applied on the investment securities available for sale in TL and foreign currencies, was negative by the amount of TL131,697 billion and included in shareholders' equity under "Securities value increase fund". This was a result of special market conditions at that date. As a matter of fact, subsequent to improvement in market volatilities, this negative difference was fully recovered and moreover, material market value increases incurred. As a result of these favorable developments in the market, the investment securities available for sale that caused a negative balance of TL131,697 billion as at balance sheet date under "Securities value increase fund", would have generated a positive balance of TL59,894 billion if the current market rates at the report date would have been considered.

6 Other disclosures and footnotes

6.1 Other disclosures on the Bank's activities

None.

7 Independent Auditor's Report

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated interim financial statements as of 31 March 2003, have been subject to review by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG). It was noted in their review report dated 14 May 2003 that nothing material has come to their attention .

7.2 Disclosures prepared by Independent Auditor

None.

....